Shelter Acquisition Corporation I

6 Midland Street #1726

Quogue, New York 11959

March 19, 2021

Via EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Division of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Re:	Shelter Acquisition Corporation I

Registration Statement on Form S-1

Filed February 17, 2021

File No. 333-253213

Ladies and Gentlemen:

This letter sets forth the response of Shelter Acquisition Corporation I (the “Company”) to the comment of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission set forth in your letter, dated March 16, 2021, with respect to the above referenced Registration Statement on Form S-1 (File No. 333-253213) (the “Registration Statement”). The Company has revised the Registration Statement in response to the Staff’s comment and the Company is concurrently filing Amendment No. 1 to the Registration Statement (the “Amendment”) with this letter, which reflects these revisions and updates certain other information.

Please note that for the Staff’s convenience, we have recited the Staff’s comment and provided the Company’s response to such comment immediately thereafter.

Registration Statement on Form S-1 filed February 17, 2021

Financial Statements

Report of Independent Registered Public Accounting Firm, page F-2

Comment: Please request that your auditor revise the explanatory paragraph in its report to include the terms substantial doubt and going concern as set forth in AS 2415.12 and 13.

Response: In response to the Staff's comments, the Company's auditor has revised accordingly its audit report on page F-2 of the Amendment.

* * * * *

Securities and Exchange Commission
March 19, 2021

Thank you for your attention to our amendment and these responses. If you have any questions related to this letter, please contact Christian O. Nagler at (212) 446-4660 or Debbie P. Yee at (713) 836-3630 of Kirkland & Ellis LLP.

Sincerely,

/s/ Danion Fielding
Danion Fielding
Chief Financial Officer

Via E-mail:

cc:	Christian O. Nagler
Debbie P. Yee, P.C.
Kirkland & Ellis LLP
E. Ramey Layne
Scott D. Rubinsky
Vinson & Elkins L.L.P.